                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                      Under Securities Exchange Act of 1934

                              (Amendment No. ____)

                                  Aviall, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    05366B102
                                 (CUSIP Number)

                             Kenneth D. Polin, Esq.
             Zevnik Horton Guibord McGovern Palmer & Fognani, L.L.P.
                          101 West Broadway, 17th Floor
                           San Diego, California 92101
                                 (619) 515-9600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 28, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Schedule filed in prior format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Nolan Acquisition Partners

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 75-2787642

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS:  WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):           [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Texas

NUMBER OF                    7      SOLE VOTING POWER:  1,265,000
SHARES
BENEFICIALLY                 8      SHARED VOTING POWER:  -0-
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER:  1,265,000
REPORTING
PERSON WITH                  10     SHARED DISPOSITIVE POWER:  -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14      TYPE OF REPORTING PERSON:  PN

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Nolan Acquisition Group, L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 75-2786370

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14    TYPE OF REPORTING PERSON: PN

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Kincaid Capital Group, a Texas corporation

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 75-2779494

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Texas

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14      TYPE OF REPORTING PERSON: CO

                                  SCHEDULE 13D

CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Thomas R. Kincaid

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America


NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.6%

14      TYPE OF REPORTING PERSON: IN

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Dan Komnenovich

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America


NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14      TYPE OF REPORTING PERSON: IN

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Richard Jones

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14      TYPE OF REPORTING PERSON: IN

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Conese Capital, L.L.C.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 58-2423275

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.6%

14      TYPE OF REPORTING PERSON: OO

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Conese Family Partnership (Nevada), L.P.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 88-0381099

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14      TYPE OF REPORTING PERSON: PN

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Conese General Partner (Nevada), Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 88-0381098

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.6%

14      TYPE OF REPORTING PERSON: CO

                                  SCHEDULE 13D


CUSIP No.  05366B102

1       NAMES OF REPORTING PERSONS
        Eugene P. Conese

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [x]
        (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS: PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)             [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF             7      SOLE VOTING POWER:  -0-
SHARES
BENEFICIALLY          8      SHARED VOTING POWER:  1,265,000
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER:  -0-
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:  1,265,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  1,265,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                             [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.6%

14      TYPE OF REPORTING PERSON: IN

ITEM 1.    SECURITY AND ISSUER.

        This statement relates to shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Aviall, Inc. (the "Issuer"). The executive office of the Issuer is located at 20755 Diplomat Drive, Dallas, Texas 75234.

ITEM 2.    IDENTITY AND BACKGROUND.

        This statement represents the joint filing of Nolan Acquisition Partners ("NAP"), Nolan Acquisition Group, L.P. ("NAG"), Kincaid Capital Group, a Texas Corporation ("Kincaid Capital"), Thomas R. Kincaid ("Kincaid"), Richard Jones ("Jones"), Dan Komnenovich ("Komnenovich"), Conese Capital, L.L.C. ("CCL"), Conese Family Partnership (Nevada), L.P. ("CFP"), Conese General Partner (Nevada), Inc. ("CGN") and Eugene P. Conese ("Conese"). An agreement among the Reporting Persons regarding filing a joint Schedule 13D is filed herewith as
Exhibit 1.

A. NAP is a Texas general partnership with principal offices located at 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. NAP in a newly formed general partnership formed for the purpose of making a substantial investment in, influencing and/or acquiring control of a publicly-held corporation, through investments and trading in securities. NAG is the Managing General Partner, and CCL is the other General Partner of NAP.

B. NAG is a Delaware limited partnership with principal offices located at 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. NAG is a newly formed limited partnership formed for the purpose of investing and trading securities. NAG is the Managing General Partner of NAP. Kincaid Capital is the General Partner of NAG. Certain limited partners of NAG may beneficially own Common Stock of Issuer; the Reporting Persons disclaim beneficial ownership thereof.

C. Kincaid Capital is a Texas corporation with principal offices located at 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. Kincaid Capital directly or indirectly invests in various businesses. Kincaid Capital is the General Partner of NAG. Kincaid, Jones and Komnenovich are the sole stockholders and directors of Kincaid Capital. Kincaid and Jones are the officers of Kincaid Capital.

D. Kincaid's business address is 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. Kincaid is a Director, President and stockholder of the Kincaid Capital. Kincaid has been involved in the aviation industry for 24 years. In 1979, he formed International Turbine Service, Inc., a company engaged in the sale of aircraft engine parts, and served as its President until August 1998. In 1996, he became President and Chief Executive Officer of International Airmotive Holding Corporation ("IAHC"), a corporation formed as a holding company for the stock of International Turbine Service, Inc. and Dallas Airmotive, Inc. Dallas Airmotive, Inc. is engaged in the business of overhauling aircraft engines and International Turbine Service, Inc., is engaged in the sale of aircraft engine parts. It was previously a division of Aviall, Inc. Kincaid left his position with IAHC in August 1998. Kincaid is a United States citizen.

E. Jones' business address is 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. Jones is a Director, Senior Vice President, Secretary and Treasurer, and stockholder of Kincaid Capital. He is also the sole principal of the Law Offices of Richard Jones. He has been engaged in the private practice of law in Dallas, Texas since 1968. In addition to the private practice of law, Mr. Jones has taught courses in corporate law and taxation at Southern Methodist University School of Law. From 1986 until September 1998, Mr. Jones was a principal of the Dallas law firm of Fishman, Jones, Walsh & Gray, P.C. Jones is a United States citizen.

F. Komnenovich's business address is 125 East John Carpenter Freeway, Suite 190, Irving, Texas 75062. Komnenovich has been involved in the aviation industry for 15 years. He was employed by Aviall Inc. from 1983 until May 1995 where he held numerous financial positions. In 1995 he became Executive Vice President and Chief Financial Officer of International Airmotive Holding Corporation ("IAHC") a corporation formed as a holding company for the stock of International Turbine Service, Inc. and Dallas Airmotive, Inc. Dallas Airmotive, Inc. is engaged in the business of overhauling aircraft engines and International Turbine Service, Inc. is engaged in the sale of aircraft engine parts. Komnenovich is a United States citizen.

G. CCL is a Delaware limited liability company with principal offices located at Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. CCL is a newly formed limited liability company for the purpose of acting as partner in entities which invest directly or indirectly in securities. CCL is a General Partner of NAP. CFP is the sole member of CCL.

H. CFP is a Nevada limited partnership with principal offices located at Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada, 89109. CFP is a limited partnership formed for the purpose of investing in securities. CFP is the sole member of CCL. CGN is the general partner of CFP.

I. CGN is a Nevada corporation with principal offices located at Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada, 89109. CGN is a corporation formed to be the general partner of CFP. CGN is the general partner of CFP. Conese is the sole stockholder of CGN. The directors of CGN are Eugene P. Conese, Jr., Deborah A. Conese Eagan and Mark P. Conese, all of whom are children of Conese. The officers of CGN are Eugene P. Conese, Jr. and Deborah A. Conese Eagan.

J. Conese's business address is 55 Alhambra Plaza, Suite 600, Coral Cables, Florida, 33134. Conese was the Chairman of the Board of Directors and Chief Executive Officer of Greenwich Air Services since October 1987 until its sale to General Electric in September

        1997. Conese was also the founder, principal stockholder, Chief Executive Officer and Chairman of the Board of The Greenwich Company, Ltd. ("GCL"), a private holding company formed in 1980, which acquired Greenwich Air Services in October 1987 and which was subsequently sold to General Electric in September 1997. Prior to acquiring Greenwich Air Services, GCL acquired Haskon Corporation ("Haskon"), a manufacturer of specialized seals for aircraft and aircraft engines and founded EPCO Technologies, Inc. ("EPCO"), a company which produces specialty plastic components for consumer products. Haskon and EPCO were both sold to B.T.R. in 1988, and GCL was merged with and into Greenwich Air Services as of December 30, 1995. From 1970 to 1979, Conese served as President, Chief Executive Officer and member of the Board of Directors of Irvin Industries, Inc., an American Stock Exchange listed company engaged in the manufacture and distribution of a number of products for the aerospace and automotive industries. Conese is Chairman of World Air Lease, Inc. and is a consultant to General Electric Company's Engine Services Group. He is a member of the Board of Directors of Trans World Airlines, Inc. and Renex Corporation where he serves as Chairman of the Compensation Committee. He is also on the Board of Trustees of Iona College and is a Board member of the Conese Foundation. Conese is a United States citizen.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds used to make the purchases of shares of Common Stock of Issuer described in Item 5 below was $13,262,557 of NAP's working capital. The source of these funds was equal contributions from NAG and CCL to NAP.

NAG obtained its funding from Kincaid Capital, its general partner, as well as from its limited partners. Kincaid Capital obtained its funding from Kincaid, Jones and Komnenovich who used their personal funds.

CCL obtained its funding from CFP, its sole member. CFP obtained its funds from Conese, one of its limited partners, who used his personal funds.

ITEM 4.    PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock of the Issuer because it believed it to be a favorable investment opportunity. Kincaid, Jones, Komnenovich and Conese bring many years of experience in Issuer's business and plan to offer assistance to Issuer's management in an attempt to increase shareholder value. This assistance may include representation on Issuer's Board of Directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

Although there are currently no firm intentions or specific plans with respect thereto, in the future, actions with respect to the investment in the Issuer may include exploring with management of the Issuer the possibility of, or seeking to influence management of the Issuer with respect to, board representation, business strategies, or mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. The Reporting Persons may in the future consider a variety of different alternatives to achieving such actions, including negotiated transactions, tender offers, proxy contests or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer or its securities.

Except as set forth above, as of the date of this statement none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

The Reporting Persons beneficially own 1,265,000 shares of Common Stock representing 6.6% of such class of securities. The percentage of shares of Common Stock reported beneficially owned is based upon 19,057,992 shares outstanding at August 5, 1998, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, as filed with the Securities Exchange Commission. NAP has sole voting and dispositive power and the other Reporting Persons share voting and dispositive power with respect to the Shares.

The trading dates, number of shares purchased, price per share, and total price paid by NAP during the past sixty (60) days is as follows:

                                                       PRICE PER
      DATE                  NO. OF SHARES                SHARE              TOTAL PRICE
October 5, 1998(1)              20,000                  $ 10.06             $   202,055
October 6, 1998(1)              20,000                    10.03                 201,430
October 7, 1998(1)              40,000                    10.01                 402,357
October 8, 1998(1)              20,000                    10.04                 201,626
October 8, 1998(1)               4,200                     9.76                  41,186
October 9, 1998(1)              35,800                    10.06                 361,675
October 13, 1998(1)             60,000                     9.96                 600,311
October 14, 1998(1)             30,000                     9.93                 299,330
October 15, 1998(1)             20,000                    10.04                 201,743
October 19, 1998(1)             10,000                    11.25                 112,905
October 21, 1998               200,000                    10.39               2,107,098
October 22, 1998               150,000                    10.50               1,596,593
October 23, 1998                25,000                    10.45                 261,255
October 27, 1998               180,800                    10.38               1,878,300
October 28, 1998               200,000                    10.18               2,037,505
November 3, 1998                85,200                    10.87                 119,630
November 4, 1998               153,000                    11.18               1,711,004
Total                        1,265,000                                      $13,262,557

(1) Shares purchased by Kincaid were contributed "at cost" to NAG on October 20, 1998, which in turn contributed these shares "at cost" to NAP on October 30, 1998

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described above, the Reporting Persons have no contracts, arrangements, understandings or relationship with respect to the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement among the Reporting Persons regarding filing a joint
           Schedule 13D

                                    SIGNATURE


The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


Dated: November 6, 1998             NOLAN ACQUISITION PARTNERS

                                    By: Nolan Acquisition Group, L.P.,
                                        its Managing General Partner

                                        By: Kincaid Capital Group, a Texas
                                            corporation, its General Partner

                                            By:  /s/ Richard Jones
                                                -------------------------------
                                            Print Name: Richard Jones
                                            Title: Senior Vice President


Dated: November 6, 1998             NOLAN ACQUISITION GROUP, L.P.

                                    By: Kincaid Capital Group, a Texas
                                        corporation, its General Partner

                                        By:   /s/ Richard Jones
                                            -----------------------------------
                                            Print Name: Richard Jones
                                            Title: Senior Vice President


Dated: November 6, 1998             KINCAID CAPITAL GROUP, a Texas corporation

                                    By:  /s/ Richard Jones
                                        ---------------------------------------
                                        Print Name: Richard Jones
                                        Title: Senior Vice President

Dated: November 6, 1998              /s/ Thomas R. Kincaid
                                    -------------------------------------------
                                         Thomas R. Kincaid


Dated: November 6, 1998              /s/ Richard Jones
                                    -------------------------------------------
                                         Richard Jones


Dated: November 6, 1998              /s/ Dan Komnenovich
                                    -------------------------------------------
                                         Dan Komnenovich

Dated: November 6, 1998             CONESE CAPITAL, L.L.C.


                                    By: Conese Family Partnership
                                        (Nevada), L.P., its sole member


                                         By: Conese General Partner (Nevada),
                                             Inc., its General Partner


                                            By:  /s/ Eugene P. Conese, Jr.
                                                -------------------------------
                                            Print Name: Eugene P. Conese, Jr.
                                            Title: Vice President


Dated: November 6, 1998             CONESE FAMILY PARTNERSHIP
                                    (NEVADA), L.P.


                                    By: Conese General Partner (Nevada), Inc.,
                                        its General Partner


                                    By:  /s/ Eugene P. Conese, Jr.
                                        ---------------------------------------
                                    Print Name: Eugene P. Conese, Jr.
                                    Title: Vice President


Dated: November 6, 1998             CONESE GENERAL PARTNER (NEVADA), INC.


                                    By:  /s/ Eugene P. Conese, Jr.
                                        ---------------------------------------
                                    Print Name: Eugene P. Conese, Jr.
                                    Title: Vice President


Dated: November 6, 1998              /s/ Eugene P. Conese
                                    -------------------------------------------
                                         Eugene P. Conese